UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13A-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2020

COMMISSION FILE Number. 000-29338

CORREVIO PHARMA CORP.

(Translation of registrant’s name into English)

1441 Creekside Drive, 6th floor

Vancouver, British Columbia, V6J 4S7, CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2019.
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2019.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2019.
99.4	Material Change Report and News Release dated March 30, 2020 - Correvio Reports Full Year 2019 Financial Results
99.5	Consent of KPMG LLP

Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 of this report on Form 6-K are incorporated by reference into the Company’s registration statement on Form F-10 (File No. 333-225852) and registration statements on Form S-8 (File No. 333-225015 and File No. 333-225014).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORREVIO PHARMA CORP.
(Registrant)

Date: March 30, 2020	By:	/s/ Justin Renz
Name: Justin Renz
Title: President and Chief Financial Officer